Exhibit 1

PRESS RELEASE

Company Contacts		IR Agency Contact
Ofer Segev, VP Finance & CFO AudioCodes Tel: +972-3-976-4000 ofer.segev@audiocodes.com	Shirley Nakar, Director, Investor Relations AudioCodes Tel: +972-3-976-4000 shirley@audiocodes.com	Philip Carlson/Chris Harrison KCSA Strategic Communications Tel: +1-212-896-1233 audc@kcsa.com

AudioCodes Reports Fourth Quarter and Full Year 2014 Results

Full year 2014 revenues totaled $151.6 million, up 10.5% year over year

Operating margin continues to improve

Lod, Israel – January 27, 2015 – AudioCodes (NasdaqGS: AUDC), a leading provider of converged voice solutions, which enables enterprises and service providers to transition to all-IP voice networks, today announced financial results for the fourth quarter and full year periods ended December 31, 2014.

Fourth Quarter and Full Year Highlights:

•	Quarterly revenues increased 7.9% year-over-year to $39.1 million; full year 2014 revenues totaled $151.6 million, up 10.5% year over year
•	Quarterly networking revenues increased 13.0% year-over-year; full year 2014 networking revenues increased 14.5% year-over-year
•	Quarterly Non-GAAP gross margin improved to 59.9%; full year 2014 gross margin totaled 59.4%, up from 58.0% a year ago
•	Quarterly Non-GAAP operating margin improved to 7.4%
•	Quarterly Non-GAAP net income was $2.5 million, or $0.06 per diluted share; full year 2014 Non-GAAP net income totaled $6.8 million, up 26.5% year over year
•	Strong momentum in revenues from Microsoft Lync ecosystem

AudioCodes Unveils Enterprise Mobility Initiative	Page 1 of 10

Revenues for the fourth quarter of 2014 were $39.1 million, compared to $38.9 million for the third quarter of 2014 and $36.3 million for the fourth quarter of 2013. Revenues were $151.6 million in 2014 compared to $137.2 million in 2013.

Net income was $946,000, or $0.02 per diluted share, for the fourth quarter of 2014, compared to $2.8 million net income, or $0.07 per diluted share, for the fourth quarter of 2013.

Full year 2014 net loss was $(86,000), or $(0.00) per diluted share, compared to net income of $4.2 million, or $0.11 per diluted share, in 2013.

On a Non-GAAP basis, quarterly net income was $2.5 million, or $0.06 per diluted share, compared to $1.9 million, or $0.05 per diluted share, in the fourth quarter last year. Full year Non-GAAP net income was $6.8 million, or $0.16 per diluted share, compared to $5.3 million, or $0.14 per diluted share, last year.

Non-GAAP net income (loss) excludes: (i) stock-based compensation expenses; (ii) amortization expenses related to intangible assets; and (iii) non-cash deferred tax benefit or expenses. A reconciliation of net income (loss) on a GAAP basis to a non-GAAP basis is provided in the tables that accompany the condensed consolidated financial statements contained in this press release.

Net cash provided by operating activities for the fourth quarter of 2014 totaled $2.4 million. Cash and cash equivalents, bank deposits and marketable securities were $85.7 million as of December 31, 2014 compared to $62.3 million as of December 31, 2013. The increase in cash and cash equivalents from a year ago was primarily a result of the receipt of net proceeds of approximately $29.7 million in connection with a public offering of the Company’s ordinary shares in March 2014.

“We are pleased to report strong financial results for the fourth quarter, our tenth consecutive quarter of improved financial performance, and solid growth for the full year 2014,” said Shabtai Adlersberg, President and Chief Executive Officer of AudioCodes. “AudioCodes’ 2014 performance was underlined by the successful execution of our strategic realignment to focusing on the growing needs of enterprise and business customers, driven primarily by sales in the Microsoft Lync voice ecosystem and in the contact center and business services markets. We have achieved a better than anticipated increase in our service revenues in the fourth quarter and full year 2014. Investments made with our global partners in the unified communications market over the past few years continue to contribute to our sustained growth and leadership in the enterprise voice business. These investments, coupled with increased focus on software products, solutions and services, are expected to provide further strength and support to our success in coming years.”

AudioCodes Reports Fourth Quarter & Full Year 2014 Results	Page 2 of 10

“We continue to focus on controlling costs and were able to achieve 7.4% operating margin in the fourth quarter representing the highest level since the beginning of 2012. We continue to generate cash and keep a strong balance sheet” said Ofer Segev, VP Finance & CFO of AudioCodes.

Share Buy Back Program

In August, 2014, AudioCodes announced that its Board of Directors had approved a program to repurchase up to $3.0 million of its Ordinary Shares. In November, 2014, AudioCodes received court approval to repurchase up to an additional $15 million of its Ordinary Shares. During the quarter ended December 31, 2014, AudioCodes acquired 543,212 shares under this program for a total consideration of approximately $2.5 million. As of December 31, 2014, AudioCodes acquired an aggregate of 1,048,891 shares under this program for an aggregate consideration of approximately $5.3 million.

Business Outlook

The Company expects top line growth and operating margin expansion in 2015. AudioCodes is forecasting full year 2015 revenues in the range of $162 million to $167 million. The Company is also forecasting Non GAAP net income per diluted share from in the range of $0.26 to $0.30.

Conference Call & Web Cast Information

AudioCodes will conduct a conference call at 8:00 A.M., Eastern Time today to discuss the Company’s fourth quarter and full year 2014 operating performance, financial results and outlook. Interested parties may participate in the conference call by dialing one the following numbers:

United States Participants: +1 (877) 407-0778

International Participants: +1 (201) 689-8565

AudioCodes Reports Fourth Quarter & Full Year 2014 Results	Page 3 of 10

The conference call will also be simultaneously webcast. Investors are invited to listen to the call live via webcast at the AudioCodes corporate website at www.audiocodes.com.

About AudioCodes

AudioCodes Ltd. (NasdaqGS: AUDC) designs, develops and sells advanced Voice-over-IP (VoIP) and converged VoIP and Data networking products and applications to Service Providers and Enterprises. AudioCodes is a VoIP technology market leader focused on converged VoIP and data communications and its products are deployed globally in Broadband, Mobile, Enterprise networks and Cable. The Company provides a range of innovative, cost-effective products including Media Gateways, Multi-Service Business Routers, Session Border Controllers (SBC), Residential Gateways, IP Phones, Media Servers, Value Added Applications and Professional Services. AudioCodes’ underlying technology, VoIPerfectHD™, relies on AudioCodes’ leadership in DSP, voice coding and voice processing technologies. AudioCodes’ High Definition (HD) VoIP technologies and products provide enhanced intelligibility and a better end user communication experience in Voice communications. For more information on AudioCodes, visit http://www.audiocodes.com.

Statements concerning AudioCodes' business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements'' as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes' industry and target markets in particular; shifts in supply and demand; market acceptance of new products and the demand for existing products; the impact of competitive products and pricing on AudioCodes' and its customers' products and markets; timely product and technology development, upgrades and the ability to manage changes in market conditions as needed; possible need for additional financing; the ability to satisfy covenants in the Company’s loan agreements; possible disruptions from acquisitions; the ability of AudioCodes to successfully integrate the products and operations of acquired companies into AudioCodes’ business; and other factors detailed in AudioCodes' filings with the U.S. Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.

©2014 AudioCodes Ltd. All rights reserved. AudioCodes, AC, HD VoIP, HD VoIP Sounds Better, IPmedia, Mediant, MediaPack, OSN, SmartTAP, VMAS, VoIPerfect, VoIPerfectHD, Your Gateway To VoIP and 3GX are trademarks or registered trademarks of AudioCodes Limited. All other products or trademarks are property of their respective owners. Product specifications are subject to change without notice.

Summary financial data follows

AudioCodes Reports Fourth Quarter & Full Year 2014 Results	Page 4 of 10

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,	December 31,
	2014	2013
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$14,797	$30,763
Short-term and restricted bank deposits	7,630	9,101
Short-term marketable securities and accrued interest	543	15,706
Trade receivables, net	31,156	26,431
Other receivables and prepaid expenses	9,564	6,199
Inventories	14,696	13,811
Total current assets	78,386	102,011

LONG-TERM ASSETS:
Long-term and restricted bank deposits	4,066	6,697
Long-term marketable securities	58,684	-
Deferred tax assets	872	4,855
Severance pay funds	17,835	19,549
Total long-term assets	81,457	31,101

PROPERTY AND EQUIPMENT, NET	3,856	3,191

GOODWILL, INTANGIBLE ASSETS AND OTHER, NET	36,745	38,001

Total assets	$200,444	$174,304

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Current maturities of long-term bank loans	$4,686	$4,686
Trade payables	10,111	7,215
Senior convertible notes	-	353
Other payables and accrued expenses	15,718	17,958
Deferred revenues	10,333	6,940
Total current liabilities	40,848	37,152

LONG-TERM LIABILITIES:
Accrued severance pay	17,908	19,845
Long-term bank loans	5,105	9,791
Deferred revenues and other liabilities	2,862	2,707
Total long-term liabilities	25,875	32,343

Total equity	133,721	104,809
Total liabilities and equity	$200,444	$174,304
AudioCodes Reports Fourth Quarter & Full Year 2014 Results	Page 5 of 10

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Year ended		Three months ended
	December 31,		December 31,
	2014	2013	2014	2013
	(Unaudited)	(Audited)	(Unaudited)
Revenues:
Products	$118,561	$111,750	$30,012	$29,004
Services	33,018	25,482	9,105	7,248
Total Revenues	151,579	137,232	39,117	36,252
Cost of revenues:
Products	54,349	51,996	13,582	13,586
Services	8,243	6,568	2,370	1,869
Total Cost of revenues	62,592	58,564	15,952	15,455
Gross profit	88,987	78,668	23,165	20,797
Operating expenses:
Research and development, net	32,275	28,194	7,938	7,200
Selling and marketing	45,534	39,279	11,278	10,288
General and administrative	7,677	8,456	1,986	2,048
Total operating expenses	85,486	75,929	21,202	19,536
Operating income	3,501	2,739	1,963	1,261
Financial income (expenses), net	(196)	96	(28)	(55)
Income before taxes on income	3,305	2,835	1,935	1,206
Income tax benefit (expense), net	(3,391)	1,404	(989)	1,565
Equity in losses of an affiliated company, net	-	(21)	-	-
Net income (loss)	$(86)	$4,218	$946	$2,771
Basic net earnings (loss) per share	$(0.00)	$0.11	$0.02	$0.07
Diluted net earnings (loss) per share	$(0.00)	$0.11	$0.02	$0.07
Weighted average number of shares used in computing basic net earnings (loss) per share (in thousands)	42,286	38,241	42,738	38,602
Weighted average number of shares used in computing diluted net earnings (loss) per share (in thousands)	42,286	39,097	43,205	39,825

AudioCodes Reports Fourth Quarter & Full Year 2014 Results	Page 6 of 10

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NON-GAAP PROFORMA STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Year ended		Three months ended
	December 31,		December 31,
	2014	2013	2014	2013
	(Unaudited)	(Audited)	(Unaudited)
Revenues:
Products	$118,561	$111,750	$30,012	$29,004
Services	33,018	25,482	9,105	7,248
Total Revenues	151,579	137,232	39,117	36,252
Cost of revenues:
Products	53,503	51,247	13,379	13,365
Services	8,008	6,398	2,309	1,814
Total Cost of revenues (1) (2)	61,511	57,645	15,688	15,179
Gross profit	90,068	79,587	23,429	21,073
Operating expenses:
Research and development, net (1)	31,690	27,786	7,816	7,076
Selling and marketing (1) (2)	44,065	38,317	10,911	10,009
General and administrative (1)	6,910	7,850	1,818	1,866
Total operating expenses	82,665	73,953	20,545	18,951
Operating income	7,403	5,634	2,884	2,122
Financial income (expenses), net	(196)	96	(28)	(55)
Income before taxes on income	7,207	5,730	2,856	2,067
Tax on income, net (3)	(453)	(368)	(314)	(207)
Equity in losses of an affiliated company, net	-	(21)	-	-
Net income	$6,754	$5,341	$2,542	$1,860
Diluted net earnings per share	$0.16	$0.14	$0.06	$0.05
Weighted average number of shares used in computing basic net earnings per share (in thousands)	43,568	39,439	43,524	40,201

(1)	Excluding stock-based compensation expenses related to options and restricted stock units granted to employees and others.
(2)	Excluding amortization of intangible assets related to the acquisitions of Nuera, Netrake, CTI Squared and Mailvision assets.
(3)	Excluding non-cash deferred tax income (expenses).

Note: Non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP. The Company believes that non-GAAP information is useful because it can enhance the understanding of its ongoing economic performance and therefore uses internally this non-GAAP information to evaluate and manage its operations. The Company has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results and because many comparable companies report this type of information.

AudioCodes Reports Fourth Quarter & Full Year 2014 Results	Page 7 of 10

AUDIOCODES LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP NET INCOME (LOSS) TO NON-GAAP NET INCOME

U.S. dollars in thousands, except per share data

	Year ended		Three months ended
	December 31,		December 31,
	2014	2013	2014	2013
	(Unaudited)	(Audited)	(Unaudited)
GAAP net income (loss)	$(86)	$4,218	$946	$2,771
GAAP net earnings (loss) per share	$(0.00)	$0.11	$0.02	$0.07
Cost of revenues:
Stock-based compensation (1)	89	62	16	28
Amortization expenses (2)	992	857	248	248
	1,081	919	264	276
Research and development, net:
Stock-based compensation (1)	585	408	122	124
Selling and marketing:
Stock-based compensation (1)	1,105	625	276	188
Amortization expenses (2)	364	337	91	91
	1,469	962	367	279
General and administrative:
Stock-based compensation (1)	767	606	168	182

Income taxes:
Deferred tax (3)	2,938	(1,772)	675	(1,772)
Non-GAAP net income	$6,754	$5,341	$2,542	$1,860
Non-GAAP diluted net earnings per share	$0.16	$0.14	$0.06	$0.05

(1)	Stock-based compensation expenses related to options and restricted stock units granted to employees and others.
(2)	Amortization of intangible assets related to the acquisitions of Nuera, Netrake, CTI Squared and Mailvision assets.
(3)	Non-cash deferred tax income (expenses).

Note: Non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP. The Company believes that non-GAAP information is useful because it can enhance the understanding of its ongoing economic performance and therefore uses internally this non-GAAP information to evaluate and manage its operations. The Company has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results and because many comparable companies report this type of information.

AudioCodes Reports Fourth Quarter & Full Year 2014 Results	Page 8 of 10

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

U.S. dollars in thousands

	Year ended		Three months ended
	December 31,		December 31,
	2014	2013	2014	2013
	(Unaudited)	(Audited)	(Unaudited)
Cash flows from operating activities:
Net income (loss)	$(86)	$4,218	$946	$2,771
Adjustments required to reconcile net income or loss to net cash provided by operating activities:
Depreciation and amortization	3,230	3,207	800	974
Amortization of marketable securities premiums and accretion of discounts, net	820	349	312	81
Equity in losses of an affiliated company, net	-	21	-	-
Decrease in accrued severance pay, net	(223)	(495)	(108)	(709)
Stock-based compensation expenses	2,546	1,701	582	522
Amortization of senior convertible notes discount and deferred charges	(15)	-	-	-
Increase (decrease) in accrued interest on marketable securities, bank deposits and structured notes	167	73	141	(42)
Decrease (increase) in long-term deferred tax assets, net	3,983	(1,946)	2,533	(1,187)
Decrease (increase) in trade receivables, net	(4,725)	(2,254)	(1,055)	1,639
Decrease (increase) in other receivables and prepaid expenses	(3,292)	110	69	2,117
Decrease (increase) in inventories	(885)	2,986	359	(418)
Increase (decrease) in trade payables	2,896	403	(434)	(1,399)
Increase (decrease) in deferred revenues	3,695	3,138	(347)	(5)
Increase (decrease) in other payables and accrued expenses	(2,154)	2,577	(1,431)	1,384
Net cash provided by operating activities	5,957	14,088	2,367	5,728
Cash flows from investing activities:
Purchase of marketable securities	(60,286)	-	-	-
Decrease in short-term deposits, net	1,471	1,229	571	500
Investment in affiliated company	-	(1,211)	-	-
Proceeds from redemption of long-term bank deposits	2,685	2,623	851	851
Proceeds from redemption of marketable securities upon maturity	15,390	7,600	-	3,600
Purchase of property and equipment	(2,539)	(1,586)	(1,089)	(523)
Purchase of intangible asset	(100)	-	(100)	-
Net cash provided by (used in) investing activities	(43,379)	8,655	233	4,428

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AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (Continued)

U.S. dollars in thousands

	Year ended		Three months ended
	December 31,		December 31,
	2014	2013	2014	2013
	(Unaudited)	(Audited)	(Unaudited)
Cash flows from financing activities:
Purchase of treasury stock	(5,267)	-	(2,534)	-
Repayment of senior convertible notes	(338)	-	(53)	-
Repayment of long-term bank loans	(4,686)	(8,436)	(1,367)	(1,366)
Consideration related to payment of acquisition of NSC	-	(515)	-	-
Consideration related to payment of acquisition of Mailvision	(233)	-	-	-
Proceeds from issuance of shares upon exercise of options and warrants	2,236	1,752	85	376
Proceeds from issuance of shares, net	29,744	-	-	-
Net cash provided by (used in) financing activities	21,456	(7,199)	(3,869)	(990)

Increase (decrease) in cash and cash equivalents	(15,966)	15,544	(1,269)	9,166
Cash and cash equivalents at the beginning of the period	30,763	15,219	16,066	21,597
Cash and cash equivalents at the end of the period	$14,797	$30,763	$14,797	$30,763

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